UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, XingKe Plaza Building

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____ No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On May 14, 2007, eLong, Inc. (the “Company”) issued a press release regarding its first quarter 2007 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, on May 14, 2007, the Company’s management team hosted a conference call to discuss the earnings press release.

The information herein and in the press releases is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with United States generally accepted accounting principles (“GAAP”), the Company also uses non-GAAP measures of adjusted income/ (loss) and adjusted diluted income/ (loss) per ADS, which are adjusted from results based on GAAP to exclude the impact of non-cash charges related to certain stock based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, management believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP.

Any statements contained in this document and any exhibits hereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in

eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2005 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Exhibits.

99.1	Press Release issued by the Company on May 14, 2007 with respect to it financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELONG, INC.

DATED: May 15, 2007	By:	/S/ CHRIS CHAN
Name: Chris Chan
Title: Chief Financial Officer

Exhibit 99.1

eLong, Inc. Reports First Quarter 2007 Unaudited Financial Results

BEIJING, China—May 14, 2007—eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the first quarter ended March 31, 2007.

Business Highlights

•	Travel revenue, comprised of hotel, air and other travel product and service revenue, increased 22% to RMB63.0 million for the first quarter 2007 compared with the prior year period.

•	Travel revenues by product line for the first quarter of 2007 and 2006 were as follows (figures in RMB 000’s):

	Q1 2007	% Total	Q1 2006	% Total	Y/Y Growth
Hotel commissions	48,879	77.6%	42,084	81.6%	16%
Air ticketing commissions	12,050	19.1%	8,009	15.5%	50%
Other travel revenue	2,077	3.3%	1,456	2.8%	43%

Total travel revenue	63,006	100.0%	51,549	100.0%	22%

•	The Company recorded an operating loss of RMB5.2 million for the first quarter, a significant improvement from an operating loss of RMB15.5 million for the prior year quarter;

•	The Company recorded a net loss of RMB0.8 million for the first quarter, compared with a net loss of RMB12.2 million for the prior year quarter; and

•

As of March 31, 2007 cash and cash equivalents were RMB1.18 billion, down 1% from RMB1.20 billion at December 31, 2006. Cash balances decreased RMB14.6 million primarily due to the unrealized foreign exchange loss of 9.6 million and capital expenditures of 4.5 million.

“eLong increased air ticketing commissions to nearly 20% of our travel revenue during the first quarter,” said Henrik Kjellberg, Chairman and interim Chief Executive Officer of eLong, Inc. “We are pleased with our progress in diversifying the Company’s revenues, as well as continued efficiency gains across our operating expense base, and remain confident in the long-term opportunity of China’s online travel market.”

“eLong approaches the burgeoning Chinese travel market from a solid financial foundation,” said Chris Chan, eLong’s Chief Financial Officer. “The management team is committed to responsible growth, with an aim toward maximizing free cash flow over the long-term, while increasing shareholder return.”

Business Results

Total and travel revenues both increased 22% for the first quarter of 2007 compared with the prior year period, reflecting continued growth in our core hotel commissions business, as well by a 50% increase in our air ticketing commission business.

Hotel

Revenue from hotel commissions increased 16% primarily due to higher room volume, as well as a modest increase in commission per room night. Room nights booked through eLong increased 14% to 756,000, while commission per room night increased 3% to RMB65. Commission per room night increased due to our hitting higher room volume thresholds.

eLong has grown its hotel offering over 22% since first quarter 2006, and now features discounted rates at nearly 4,000 hotels in over 300 cities across China.

Air

Revenue from air ticketing commissions increased 50%, our highest rate of growth in the recent three quarters. The increase in revenue was volume driven, with a 50% increase in air segments to 326,000. Revenue per air ticket was flat at RMB37.

Profitability

Gross margin in the first quarter was 72.9%, a decrease of 247 basis points compared with 75.4% in the prior year period. Gross margin decreased due to the increased mix of lower gross margin air revenue, as well as increased compensation expense as we invest in improvements to our call center.

Operating expenses for the first quarter of 2007 and 2006 were as follows (figures in RMB 000’s):

	Q1 2007	% Revenue	Q1 2006	% Revenue	Y/Y Growth
Sales and marketing	27,020	41.4%	21,849	40.9%	24%
General and administrative	11,188	17.1%	20,185	37.8%	-45%
Service development	10,594	16.2%	10,475	19.6%	1%
Business tax and surcharges	3,675	5.6%	3,013	5.6%	22%
Amortization of intangibles	265	0.4%	265	0.5%	0%

Total	52,742	80.8%	55,787	104.4%	-5%

Please note that prior period sales and marketing, service development expenses and business tax and surcharge expenses as presented in the above table have been reclassified to exclude expenses related to our discontinued operations in order to conform with the current period presentation.

Sales and marketing, general and administrative expense and service development expenses decreased 7% during the first quarter, while total operating expenses decreased 5%.

Sales and marketing expense increased 24%, and increased 52 basis points as a percentage of revenue to 41.4%. The increased expense was due to increases in business volume and higher marketing spending.

General and administrative expense decreased 45% due to lower professional fees during the quarter. General and administrative expenses as a percentage of revenue were 17.1% in the first quarter.

Service development expense is composed of expenses related to technology and product offering, including our website, the platform and the Company’s air, hotel and vacation package products. First quarter service development expense increased just 1%, and decreased 337 basis points as a percentage of revenue as we leveraged previous investments in our technology.

Operating loss was RMB5.2 million as compared to an operating loss of RMB15.5 million in the first quarter of 2006, an improvement of RMB10.3 million due to higher revenue and lower general and administrative expense, partially offset by the increase in sales and marketing expenses and cost of services.

Other income, which represents interest income, unrealized exchange gains/losses and other income/expenses, was RMB4.3 million in the first quarter of both 2007 and 2006. The unrealized foreign exchange loss was RMB9.6 million in the first quarter of 2007 compared to a loss of RMB6.8 million in the prior year period, reflecting Renminbi appreciation since March 31, 2006. This increased loss was offset by net interest income of RMB13.8 million.

The Company recorded a net loss of RMB0.8 million for the first quarter compared to a net loss of RMB12.2 million in the prior year period, an improvement of RMB11.4 million primarily due to RMB10.3 million of lower operating loss.

Our US GAAP diluted loss per ADS for the first quarter of 2007 was RMB0.04 compared to a diluted loss per ADS of RMB0.50 in the prior year period. Our US GAAP diluted loss per ADS decreased RMB0.46 due to a lower net loss, partially offset by a slight increase in the number of shares used in computing our loss per share.

Business Outlook

eLong expects total revenues for the second quarter of 2007 within the range of RMB73.0 million (US$9.5 million) to RMB81.0 million (US$10.5 million), an increase of 9% to 21% from the second quarter of 2006.

Note to the Unaudited Interim Consolidated Financial Statements

Financial information in this press release from eLong’s unaudited financial statements was prepared in accordance with generally accepted accounting principles in the United States.

In May 2006, eLong disposed of Raytime, an operator of hotel loyalty programs. In October 2006, eLong sold the assets and business of one of its’ divisions operating an interactive online dating community (the “Division”). In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the results of operations, financial position and cash flows of Raytime and the Division have been reflected in the consolidated financial statements and notes as a discontinued operation for all periods presented. Accordingly, certain items in the first quarter of 2006 have been reclassified to conform with the current period presentation to facilitate comparison.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2005 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss its fourth quarter and fiscal 2006 earnings at 8:00 pm Eastern Time, May 14, 2007 (Beijing/Hong Kong time: May 15, 2007 at 8:00 am). The management team will be on the call to discuss quarterly results and highlights and to answer questions. The toll-free number for U.S. participants is +1 800 365 8460. The dial-in number for Hong Kong participants is +852 2258 4000. The toll number for international participants is +1 210 795 0492. The pass code for all participants is “eLong”.

A replay of the call will be available for 1 day between 9:15 pm Eastern Time on May 14, 2007 and 9:15 pm Eastern Time on May 15, 2007. The toll-free number for U.S. callers is +1 203 369 4590. The dial-in number for international callers is +1 800 945 6632. The pass code for the replay is 736960.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net for three months.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 55 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

86-10-5860-2288 ext. 6633

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended
	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2006
	RMB	RMB	RMB
Revenues
Hotel commissions	48,879	56,026	42,084
Air ticketing commissions	12,050	9,593	8,009
Other travel revenue	2,077	1,452	1,456

Total travel revenue	63,006	67,071	51,549
Non travel	2,275	2,647	1,904

Total revenues	65,281	69,718	53,453

Cost of services	17,701	16,651	13,173

Gross profit	47,580	53,067	40,280

Operating expenses
Service development	10,594	10,569	10,475
Sales and marketing	27,020	26,555	21,849
General and administrative	11,188	12,611	20,185
Amortization of intangibles	265	265	265
Business tax and surcharges	3,675	4,347	3,013

Total operating expenses	52,742	54,347	55,787

Loss from operations	(5,162)	(1,280)	(15,507)
Other income	4,329	2,289	4,263

Income/(loss) before income tax expense	(833)	1,009	(11,244)
Income tax expense	52	1,490	537

Loss from continuing operations	(885)	(481)	(11,781)
Discontinued operations
Income/(loss) from discontinued operations	112	(1,332)	(412)
Income tax expense/(benefit) of discontinued operations	8	(2)	(6)
Gain on sale of discontinued operations	—	—	—

Total discontinued operations	104	(1,330)	(406)

Net loss	(781)	(1,811)	(12,187)

Basic loss per share
Continuing operations	(0.02)	(0.01)	(0.24)
Discontinued operations	0.00	(0.03)	(0.01)

Basic loss per share	(0.02)	(0.04)	(0.25)

Diluted loss per share
Continuing operations	(0.02)	(0.01)	(0.24)
Discontinued operations	0.00	(0.03)	(0.01)

Diluted loss per share	(0.02)	(0.04)	(0.25)

Basic loss per ADS
Continuing operations	(0.04)	(0.02)	(0.48)
Discontinued operations	0.00	(0.06)	(0.02)

Basic loss per ADS	(0.04)	(0.08)	(0.50)

Diluted loss per ADS
Continuing operations	(0.04)	(0.02)	(0.48)
Discontinued operations	0.00	(0.06)	(0.02)

Diluted loss per ADS	(0.04)	(0.08)	(0.50)

Shares used in computing basic net income/(loss) per share	50,685	50,464	50,354
Shares used in computing diluted net income/(loss) per share	50,685	50,464	50,354

Note that 1ADS = 2 shares

* Stock-based compensations	2,769	3,194	3,952
* Unrealised foreign exchange losses	9,614	11,899	6,775

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended
	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2006
	US$	US$	US$
Revenues
Hotel commissions	6,329	7,179	5,250
Air ticketing commissions	1,560	1,229	999
Other travel revenue	269	186	182

Total travel revenue	8,158	8,594	6,431
Non travel	295	339	238

Total revenues	8,453	8,933	6,669

Cost of services	2,292	2,134	1,643

Gross profit	6,161	6,799	5,026

Operating expenses
Service development	1,372	1,354	1,308
Sales and marketing	3,499	3,403	2,726
General and administrative	1,449	1,616	2,519
Amortization of intangibles	34	34	33
Business tax and surcharges	476	557	376

Total operating expenses	6,830	6,964	6,962

Loss from operations	(669)	(165)	(1,936)
Other income	561	293	532

Income/(loss) before income tax expense	(108)	128	(1,404)
Income tax expense	7	191	67

Loss from continuing operations	(115)	(63)	(1,471)
Discontinued operations
Income/(loss) from discontinued operations	15	(171)	(51)
Income tax expense/(benefit) of discontinued operations	1	—	(1)
Gain on sale of discontinued operations	—	—	—

Total discontinued operations	14	(171)	(50)

Net loss	(101)	(234)	(1,521)

Basic loss per share
Continuing operations	(0.003)	(0.001)	(0.030)
Discontinued operations	0.000	(0.004)	(0.001)

Basic loss per share	(0.003)	(0.005)	(0.031)

Diluted loss per share
Continuing operations	(0.003)	(0.001)	(0.030)
Discontinued operations	0.000	(0.004)	(0.001)

Diluted loss per share	(0.003)	(0.005)	(0.031)

Basic loss per ADS
Continuing operations	(0.005)	(0.003)	(0.060)
Discontinued operations	0.000	(0.008)	(0.002)

Basic loss per ADS	(0.005)	(0.011)	(0.062)

Diluted loss per ADS
Continuing operations	(0.005)	(0.003)	(0.060)
Discontinued operations	0.000	(0.008)	(0.002)

Diluted loss per ADS	(0.005)	(0.011)	(0.062)

Shares used in computing basic net income/(loss) per share	50,685	50,464	50,354
Shares used in computing diluted net income/(loss) per share	50,685	50,464	50,354

* Stock-based compensations	359	409	493
* Unrealised foreign exchange losses	1,245	1,525	845

Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB7.7232 on March 31, 2007, USD1.00 = RMB7.8041 on December 31, 2006 and USD1.00 = RMB8.0167 on March 31, 2006 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.

eLong, Inc.

CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006
ASSETS	RMB	RMB	US$	US$
Current assets
Cash and cash equivalents	1,184,725	1,199,323	153,398	153,679
Total Accounts receivable, net	37,559	28,493	4,863	3,651
Investment securities	284	163	37	21
Prepaid expenses and other current assets	11,701	12,772	1,515	1,636

Total current assets	1,234,269	1,240,751	159,813	158,987
Equipment and software, net	40,231	37,809	5,209	4,845
Goodwill	30,000	30,000	3,884	3,844
Intangibles	3,481	3,746	451	480
Other non-current assets	25,658	22,029	3,322	2,823
Deferred tax assets	982	982	127	126

Total assets	1,334,621	1,335,317	172,806	171,105

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accrued expenses and other payables	119,871	112,328	15,521	14,394
Advances from customers	1,353	1,361	175	174
Taxes payable	9,155	20,735	1,185	2,657

Total current liabilities	130,379	134,424	16,881	17,225
Other long term liabilities	653	980	85	126
Deferred Tax Liabilities	132	132	17	17

Total liabilities	131,164	135,536	16,983	17,368

Shareholders’ equity
Ordinary shares	4,197	4,192	543	537
Additional paid-in capital	1,305,643	1,301,312	169,055	166,747
Other equity items	2,398	2,398	310	307
Accumulated deficit and other comprehensive income	(108,781)	(108,121)	(14,085)	(13,854)

Total shareholders’ equity	1,203,457	1,199,781	155,823	153,737

Total liabilities and shareholders’ equity	1,334,621	1,335,317	172,806	171,105